Exhibit 99.1
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        Announcement Details
        Company Bright Station PLC
            TIDM BSN
            Headline Notice of Results
            Released 07:00 20 Feb 2001
            RNS Number 1555Z

        Full Announcement Text

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20th February 2001

NOTICE OF PRELIMINARY RESULTS

Bright Station plc will be announcing its Fourth Quarter and Preliminary Results for the year ended 31st December 2000 on Wednesday 28th February 2001.

- ENDS -

For further information, please contact:
      John Olsen/Nick Lockwood Tel:  020 7357 9477


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